Exhibit 99.1
Media Relations Contacts
Lucas van Grinsven – Corporate Communications – +31 40 268 3949 – Veldhoven, the Netherlands
Ryan Young – Communication US – +1 480 383 4733 – Tempe, Arizona, USA
Investor Relations Contacts
Craig DeYoung – Investor Relations – +1 480 383 4005 – Tempe, Arizona, USA
Franki D’Hoore – Investor Relations – +31 40 268 6494 – Veldhoven, the Netherlands
ASML and Brion Technologies Extend Partnership with STMicroelectronics for Integrated
Lithography Solutions for Advanced Chip Development
Veldhoven, the Netherlands, December 3, 2009 — ASML, along with its subsidiary Brion Technologies, today announced a broad-scoped joint development project with STMicroelectronics (ST) to accelerate 28-nm node deployment and 22-nm node development.
This joint development project, code-named SOLID (Silicon printing Optimization with Lithography control and Integrated Design), seeks to optimize the patterning process from design to manufacturing, extend characterization tools and methods to develop new correction/compensation techniques for reducing variability and explore breakthrough lithography solutions for manufacturing complex chips at sub-30-nm nodes.
ST will work with TachyonTM SMO source-mask co-optimization in tandem with ASML’s advanced illumination sources, including the recently announced FlexRayTM programmable illuminator. Together Tachyon SMO and FlexRay will provide ST faster development cycles in R&D and faster ramp to production. Till now, ST has successfully used Brion’s Tachyon OPC+ optical proximity correction and LMC lithography manufacturability check in its 45-nm production.
“This joint development project combined with ASML’s integrated suite of lithography products, including Brion computational solutions and the latest generation of TWINSCAN NXT scanner provides ST with computational and wafer lithography technologies that will enable us to develop optimum manufacturing solutions at 28-nm and below,” said Joël Hartmann, Silicon Technology Development Director for STMicroelectronics, at Crolles, France. “Furthermore this ST-ASML effort is a reinforcement of the Crolles cooperative R&D cluster, which gathers partners around the development and enabling of low-power SoC (System on Chip) and value-added application-specific technologies. This is a perfect example of a project developed within the framework of the Nano2012 program.”(1)

“As a long-time customer of ASML, ST is an excellent partner with whom to explore and develop holistic lithography methods for creating advanced semiconductors,” said Bert Koek, senior vice president, applications product group at ASML.
Note (1)
Nano2012 is a strategic R&D program, led by ST, which gathers research institutes and industrial partners and is supported by French national, regional and local authorities. The program aims to create one of the world’s most advanced R&D clusters for the development of new generations of semiconductor technology platforms at the nano-electronic level, where the dimensions of the structures used to build the silicon chips are in the order of tens of nanometers (billionths of a meter).
About STMicroelectronics
STMicroelectronics is a global leader serving customers across the spectrum of electronics applications with innovative semiconductor solutions. ST aims to be the undisputed leader in multimedia convergence and power applications leveraging its vast array of technologies, design expertise and combination of intellectual property portfolio, strategic partnerships and manufacturing strength. In 2008, the Company’s net revenues were $9.84 billion. Further information on ST can be found at www.st.com.
About ASML
ASML is the world’s leading provider of lithography systems for the semiconductor industry, manufacturing complex machines that are critical to the production of integrated circuits or chips. Headquartered in Veldhoven, the Netherlands, ASML is traded on Euronext Amsterdam and NASDAQ under the symbol ASML. ASML provides systems and service to chip manufacturers in more than 60 locations in 15 countries.
About Brion Technologies
Brion Technologies is a division of ASML and an industry leader in computational lithography for integrated circuits. Brion’s TachyonTM platform, a source mask optimization, OPC and OPC verification system, enables capabilities that address chip design, photomask making and wafer printing for semiconductor manufacturing. Brion is headquartered in Santa Clara, California. For more information: www.brion.com